               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                          SCHEDULE 13D
                         (Rule 13d-101)

            Under the Securities Exchange Act of 1934
                    (Amendment No. 5)<F1>

                      Algiers Bancorp, Inc.
                        (Name of Issuer)

             Common Stock, par value $.01 per share
                 (Title of Class of Securities)

                           015600109
                         (CUSIP Number)

                         Jerome H. Davis
                  c/o David M. Perlmutter, Esq.
           200 Park Ave., Suite 4515, New York, NY 10166
                          (212) 986-4900
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                         December 23, 1998
     (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1 (b)(3) or (4), check the following box / /.

      Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                      (Continued on following pages)
_________________________
<F1>
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       Page 1 of 7 Pages

CUSIP No. 015600109
_________________________________________________________________
1.   Name of Reporting Person                Jerome H. Davis
_________________________________________________________________
     S.S. or I.R.S. Identification                ###-##-####
     No. of Above Person
_________________________________________________________________
2.   Check the Appropriate Box               (a)______
     if a Member of a Group                  (b)___X__
     (See Instructions)
_________________________________________________________________
3.   SEC Use Only
_________________________________________________________________
4.   Source of Funds (See Instructions)
                                                     PF
_________________________________________________________________
5.   Check Box if Disclosure of Legal
     Proceedings is Required                      / /
     Pursuant to Items 2(d) or 2(e)
_________________________________________________________________
6.   Citizenship or Place of
     Organization                                United States
_________________________________________________________________
Number of      7.  Sole Voting Power                  -0-
Shares         8.  Shared Voting
Beneficially       Power                              -0-   <F2>
Owned by       9.  Sole Dispositive
Each Report-       Power                              -0-
ing Person     10. Shared Dispositive
with               Power                              -0-   <F2>
_________________________________________________________________
11.  Aggregate Amount Beneficially
     Owned by Each Reporting Person                   -0-*  <F2>
_________________________________________________________________
12.  Check Box if the Aggregate Amount
     in Row (11) Excludes Certain                / /
     Shares (See Instructions)
_________________________________________________________________
13.  Percent of Class Represented
     by amount in Row (11)                           0.00%
_________________________________________________________________
14.  Type of Reporting Person                           IN
     (See Instructions)
_________________________________________________________________
<F2>
*    See Items 5(a) and 5(b) of this Statement.






                       Page 2 of 7 Pages

CUSIP No. 015600109
_________________________________________________________________
1.   Name of Reporting Person                Susan B. Davis
_________________________________________________________________
     S.S. or I.R.S. Identification                ###-##-####
     No. of Above Person
_________________________________________________________________
2.   Check the Appropriate Box               (a)______
     if a Member of a Group                  (b)___X__
     (See Instructions)
_________________________________________________________________
3.   SEC Use Only
_________________________________________________________________
4.   Source of Funds (See Instructions)
                                                     PF
_________________________________________________________________
5.   Check Box if Disclosure of Legal
     Proceedings is Required                      / /
     Pursuant to Items 2(d) or 2(e)
_________________________________________________________________
6.   Citizenship or Place of
     Organization                                United States
_________________________________________________________________
Number of      7.  Sole Voting Power                  -0-
Shares         8.  Shared Voting
Beneficially       Power                              -0-   <F3>
Owned by       9.  Sole Dispositive
Each Report-       Power                              -0-
ing Person     10. Shared Dispositive
with               Power                              -0-   <F3>
________________________________________________________________
11.  Aggregate Amount Beneficially
     Owned by Each Reporting Person                   -0-  *<F3>
_________________________________________________________________
12.  Check Box if the Aggregate Amount
     in Row (11) Excludes Certain                / /
     Shares (See Instructions)
_________________________________________________________________
13.  Percent of Class Represented
     by amount in Row (11)                           0.00%
_________________________________________________________________
14.  Type of Reporting Person                           IN
     (See Instructions)
_________________________________________________________________
<F3>
*    See Items 5(a) and 5(b) of this Statement.






                       Page 3 of 7 Pages

          The Statement on Schedule 13D (this "Statement") of Jerome H. Davis with respect to the Common Stock, par value $.01 per share ("Common Stock") of Algiers Bancorp, Inc., a Louisiana corporation (the "Company"), is hereby amended as set forth below.

Item 4.   PURPOSE OF TRANSACTION.

      Item 4 of the Statement is hereby supplemented by the addition of the following:

          "The disposition of Common Stock as set forth in Schedule A attached hereto reflects investment decisions consistent with the purposes for which such shares were acquired. Except as previously disclosed, Mr. and Mrs. Davis do not have any plan or proposal which relates to or would result in any of the actions enumerated in Item 4 of Schedule 13D, except that Mr. and Mrs. Davis may dispose of some or all of the Common Stock or may acquire additional shares of Common Stock, from time to time, depending upon price and market conditions, evaluation of alternative investments, and other factors."

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

          A. Paragraphs (a) and (b) of Item 5 of the Statement are amended and restated in their entirety to read as follows:

               "(a) The aggregate number of shares of Common Stock deemed to be beneficially owned by Mr. and Mrs. Davis for the purposes of this Statement is -0- shares, representing 0.00 percent of the outstanding shares of Common Stock of Algiers Bancorp, Inc.

                (b) Neither Mr. Davis nor Mrs. Davis has either sole or shared power to vote, or direct the vote, or dispose or direct the disposition of any shares of Common Stock of Algiers
Bancorp, Inc."

          B. Paragraph (c) of Item 5 of the Statement is hereby supplemented by the addition of the following:

               "Mr. Davis directed the sale of an aggregate of 56,800 shares of Common Stock beneficially owned by Mr. and Mrs. Davis through a private transaction with Algiers Bancorp, Inc., and received, aggregate consideration of $681,600. The amounts, dates and other information with respect to such sales which occurred in the last 60 days are listed on Schedule A attached hereto. Mr. and Mrs. Davis presently do not own any shares of Common Stock of Algiers Bancorp, Inc."
                        Page 4 of 7 Pages

          C. Item 5 of the Statement is hereby supplemented by adding paragraph (e) to read in its entirety as follows:

               "Mr. and Mrs. Davis ceased to be beneficial owners of more than 5% of the Common Stock of Algiers Bancorp, Inc. on December 23, 1998. Mr. and Mrs. Davis presently do not own any shares of Common Stock of Algiers Bancorp, Inc."

Item 6.   Contracts, Arrangements, Undertakings or Relationships
          With Respect to Securities of the Issuer.

          Item 6 of the Statement is amended and restated in its entirety to read as follows:

          "On December 23, 1998, Mr. Davis directed the sale of 56,800 shares of Common Stock beneficially owned by Mr. and Mrs. Davis to Algiers Bancorp, Inc. as part of the securities obtained through its stock repurchase program. Such sale resulted from a privately negotiated transaction between Mr. Davis and Algiers Bancorp, Inc., and did not involve any other agreement, understanding or arrangement between Mr. and Mrs. Davis and Algiers Bancorp, Inc.

          Other than as discussed above, there are no relevant contracts, arrangements, undertakings or relationships between Mr. and/or Mrs. Davis (except that Mr. Davis and Mrs. Davis are husband and wife and Mr. Davis generally directs Mrs. Davis' investment decisions with respect to any of the securities) and/or with any other person with respect to any securities of Algiers Bancorp, Inc."
                        Page 5 of 7 Pages

Signature.

          After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this amendment is true, complete and correct.

                    12/29/98        Jerome H. Davis
                     Date           (Signature)

                    12/29/98        Susan B. Davis
                     Date           (Signature)






































                        Page 6 of 7 Pages